EXHIBIT 99.80
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                NOVEMBER 3, 2004

  ADVANTAGE ANNOUNCES THE ACQUISITION OF DEFIANT ENERGY CORPORATION AND A 12%
                        INCREASE IN MONTHLY DISTRIBUTION

                                  (TSX: AVN.UN)


CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or "the Fund") (TSX: AVN.UN) announced today it has entered into an Arrangement Agreement (the "Arrangement") to acquire all of the outstanding shares of Defiant Energy Corporation ("Defiant") (TSX: DEF). As part of the Arrangement Defiant shareholders will also receive shares in a new exploration company ("Exploreco") which will be guided by the current Defiant management team. The transaction is expected to close in mid December, 2004.

Consideration for the acquisition is as follows:

o Advantage will acquire all of the approximately 34.0 million fully diluted common shares of Defiant in exchange for 0.201373 of an Advantage Unit or $4.40 per share in cash, subject to a maximum cash consideration of $34 million. In lieu of Units, shareholders of Defiant may elect to receive exchangeable shares issued by Advantage Oil & Gas Ltd. subject to an aggregate limit of 1.5 million exchangeable shares. Advantage will assume Defiant's debt which was approximately $41.3 million at October 31, 2004.

o For each share of Defiant, Defiant shareholders will also receive shares of a newly incorporated Exploreco, which will hold approximately 97,000 net acres of undeveloped land and the option to acquire approximately 120 boe/d of production from Advantage in the West Pembina area for $5.6 million.

CASH DISTRIBUTION INCREASE

Subject to the successful closing of the Arrangement on or before December 31, 2004, Advantage will increase the cash distribution by 12% to $0.28 per Unit for the month of January 2005. The distribution will be payable on February 15, 2005 to Unitholders of record at the close of business on January 31, 2005. The ex-distribution date will be January 27, 2005. The increased distribution represents an annualized yield of 16.4% based on the November 2, 2004 closing price of $20.54 per Unit.

ACQUISITION HIGHLIGHTS

o Production of 3,450 boe/d is weighted 72% towards natural gas and 28% to light oil and NGLs.

o Properties generate exceptional netbacks and have a Reserve Life Index in excess of 12 years.

o Approximately 15.2 million boe of proven and probable reserves are being acquired based on independent engineering evaluations prepared by Sproule Associates Limited effective July 1, 2004 and August 1, 2004.

o Asset base is highly concentrated consisting of three core areas located in central Alberta in close proximity to existing Advantage operations.

o Approximately 90% of the production is operated, with four projects representing 85% of current production.

o Advantage's 2004 $100 million drilling and development program will be unaffected. However the Defiant properties will provide Advantage with numerous additional low risk development opportunities for 2005.


ACCRETION SUMMARY AND PAYOUT RATIO (1)

Advantage estimates that on a proforma basis, the acquisition will be accretive on the following key measures during the first quarter of 2005:

         METRIC (2)                                          ACCRETION
         ------                                              ---------

         Cash flow per Unit                                     5.8%

         Production per Unit                                    6.5%

         Reserves per Unit                                     11.6%

The Fund's payout ratio is anticipated to be approximately 67% for Q1, 2005 based on the current one year commodity price strip.

(1) The Accretion Summary is based on the following assumptions: estimated proforma production for Advantage of 24,700 boe/d, the current one year commodity price strip for natural gas of US$7.80/mcf, for crude oil of US$47.50/bbl and a CDN$/US$ exchange rate of 82 cents.

(2)  Based on 59.8 million Units, calculated on a fully diluted basis.


BOARD RECOMMENDATIONS

 The boards of directors of Advantage and Defiant have unanimously approved the transaction. Waterous & Co. ("Waterous") advised Defiant and its board of directors.

 Waterous, financial advisor to Defiant, has provided Defiant's board of directors with its opinion that the consideration to be received by shareholders of Defiant is fair from a financial point of view. The Defiant board has concluded that the transaction is in the best interests of the shareholders and have resolved to recommend shareholders to vote in favour of the Arrangement. The Defiant board and management, who in aggregate own approximately 22.3% of the fully diluted shares outstanding, will vote their shares in favour of the transaction. Defiant has also agreed to terminate any discussions with other parties, will not solicit any other transaction and will provide Advantage 48 hours right of first refusal notice. If the transaction between Defiant and Advantage is not completed under certain conditions, Advantage will receive a break fee of $5.5 million.


For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.